SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF


                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated February 2, 2004

                               ------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                               ------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: |_|   No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: |_|   No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes: |_|   No: |X|


Enclosures:    1- Press release dated January 21, 2004: "Turkcell Announces the
               Danistay's Ruling on 15% Treasury Share Payment on Value Added
               Service Revenues"

               2- Forms on Announcement of Special Situations (8)

[TURKCELL LOGO]

                                                           FOR IMMEDIATE RELEASE



            TURKCELL ANNOUNCES THE DANISTAY'S RULING ON 15% TREASURY
                 SHARE PAYMENT ON VALUE ADDED SERVICE REVENUES


Istanbul, Turkey: January 21, 2004--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that the Danistay, the highest administrative court in Turkey, has rejected Turkcell's claim concerning the exclusion of certain value-added services, transaction fees, incoming roaming revenues and interest charges for late collections from the determination of the 15% Treasury share paid to the Turkish Treasury. Turkcell is currently evaluating the merits of further appeal.







                               www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
                                          Toby Moore
Murat Borekci, Investor Relations         Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                    Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr      or
investor.relations@turkcell.com.tr
                                          United States:
Media:                                    Victoria Hofstad/Jessica Wolpert
Nazli Candan, Corporate Communications    Tel: +1-201-499-3500
Tel: + 90 212 313 2310                    Email: victoria.hofstad@citigatefi.com
Email: nazli.candan@turkcell.com.tr       jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------


Special Subjects:
-----------------


Turkcell has not received any official document or information on the Cukurova Group's offer to the Banking Regulation and Supervision Agency ("BRSA"), concerning the restructuring of its debt, and the BRSA's rejection of the offer.

The rejection of Cukurova Group's offer by the BRSA does not have any impact on our financial tables.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               26.01.2004, 10:15         26.01.2004, 10:15

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------

Special Subjects:
-----------------


We have previously reported that Turkcell has not received any official document or information on the Cukurova Group's offer to the Banking Regulation and Supervision Agency ("BRSA"), concerning the restructuring of its debt, and the BRSA's rejection of the offer.

If we receive any information from the Cukurova Group regarding the succeeding stages of the negotiation between the Cukurova Group and the BRSA, we will immediately make a statement pursuant to Circular VIII, No: 39 of the Capital Markets Board.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               26.01.2004, 10:15         26.01.2004, 10:15

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------

Special Subjects:
-----------------


As previously stated in our announcements, Turkcell is interested in International GSM license tenders. Within this context, Turkcell is in the preliminary evaluation stage of the Pakistan GSM license tender and there is no additional information for disclosure regarding the decision to bid and the date of the tender. In line with our disclosure policy during the previous tenders, we will continue to report the developments in this matter.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               26.01.2004, 10:15         26.01.2004, 10:15

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------

Special Subjects:
-----------------


The Board of Directors of Turkcell convened on January 27, 2004 and unanimously decided to authorize the management to arrange a financing up to US$200 million from the domestic market.







We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               28.01.2004, 09:30         28.01.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------

Special Subjects:
-----------------


The Board of Directors of Turkcell convened on January 27, 2004 and unanimously decided to provide guarantee for its 55% indirectly owned subsidiary Inteltek Internet Teknoloji Yatirim ve Danismanlik A.S.'s financial lease payments up to EUR7,095,000.








We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               28.01.2004, 09:30         28.01.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------

Special Subjects:
-----------------


The Board of Directors of Turkcell convened on January 27, 2004 and unanimously authorized the management of Turkcell to carry out the necessary transactions and bid for the first private GSM 900/1800 license tender of the Islamic Repubic of Iran.








We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               28.01.2004, 09:30         28.01.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------

Special Subjects:
-----------------


The Board of Directors of Turkcell convened on January 27, 2004 and unanimously decided to contribute to the planned capital increase of its wholly owned subsidiary Turktell Bilisim Servisleri A.S. amounting to TL63 trillion by contributing the total amount.









We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               28.01.2004, 09:30         28.01.2004, 09:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                   ANKARA
                                                   ------

Special Subjects:
-----------------


The Board of Directors of Turkcell convened on January 27, 2004 and unanimously decided to start the preparation of financial tables, as of the fiscal year-end December 31, 2003, according to the International Accounting Standards ("IAS") as explained by the Circular XI, No:25 of the Capital Markets Board.









We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                    TURKCELL ILETISIM HIZMETLERI A.S.


                               Koray Ozturkler           Ekrem Tokay
                               Investor Relations        Chief Financial Officer
                               28.01.2004, 09:30         28.01.2004, 09:30

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  February 2, 2004                        By:  /s/ MUZAFFER AKPINAR
                                                    ----------------------------
                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer